Vizsla Drills 1,541 g/t Silver Equiv. Over 2 Metres and 261 g/t Silver Equiv. Over 22.6 Metres at Panuco, Mexico

(VZLA-TSX-V)

VANCOUVER, BC, Aug. 5th, 2020 /CNW/ - Vizsla Resources Corp. (TSXV: VZLA) (OTCQB:VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce additional drilling results from the Napoleon Vein Corridor ("Napoleon") at the Panuco silver-gold project ("Panuco") in Mexico. A total of sixteen holes have been completed to date at Napoleon with results from three new holes reported in this release. The high-grade intersection is from the deepest hole drilled to date (over 100m below the very high grades intersected in NP-20-07). Importantly, the mineralization remains open at depth, to the north and to the south.

Drilling Highlights

NP-20-08

  737 g/t silver equivalent (494.9 grams per tonne ("g/t") silver, 2.52 g/t gold, 0.51% lead and 1.10 % zinc) over 4.5 metres ("m") from 173.5 m including;
        1,541 g/t silver equivalent (1,039 g/t silver, 5.22 g/t gold, 1.04% lead and 2.32 % zinc) over 2.0m from 175.0 m.

NP-20-09

   261 g/t silver equivalent (141.4 g/t silver, 1.05 g/t gold, 0.48% lead and 0.83% zinc) over 22.6 m from 68.0 m including;
        1,228 g/t silver equivalent (619.0 g/t silver, 5.54 g/t gold, 2.55% lead and 3.05% zinc) over 1.0m from 68.0 m.

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at between 22-54% of downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627). Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types.

Vizsla President and CEO, Michael Konnert, commented: "The Napoleon discovery is continuing to grow with hole NP-20-08, significantly extending high grade mineralization to depth. These results have returned both high grades and broad intervals. With the recently closed C$30M bought deal financing, the Company is well positioned to continue with the four drill rigs for the rest of 2020.

We are excited to continue expanding the Napoleon discovery and to test our targets to demonstrate the "district scale", high grade potential of Panuco."

The Napoleon Vein Corridor is located almost entirely on concessions optioned from Rio Panuco. That option provides Vizsla the right to purchase 100% of their assets, including the 500 tonne per day El Coco mill, a tailings facility, roads, power and various permits for a total of US$23M.

Complete table of drillhole intersections

Drillhole	From (m)	To (m)	Width (m)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver Equivalent (g/t)	Comment
NP-20-08	103.50	130.50	27.0	46.7	0.65	0.22	0.77	127.3
Incl.	108.90	109.80	1.8	44.9	2.61	0.25	1.19	318.6	Hanging wall Vein
And	115.90	119.40	3.5	207.6	1.31	0.33	2.08	373.6	Hanging wall Vein
And	143.00	151.50	8.5	47.6	0.32	0.36	1.11	108.6
Incl.	143.00	145.38	2.38	116.9	0.76	0.94	3.36	280.4
And	173.50	178.00	4.5	494.9	2.52	0.51	1.10	737.3
Incl.	175.00	177.00	2.0	1,039.0	5.22	1.04	2.32	1,540.8
NP-20-09	68.00	90.60	22.6	141.4	1.05	0.48	0.83	260.7
Incl.	68.00	69.00	1.0	619.0	5.54	2.55	3.05	1,227.9	Hanging wall Vein
And	71.85	77.25	5.40	266.9	1.63	0.44	1.02	437.2
NP-20-10	72.55	75.95	3.4	41.2	1.39	0.09	0.39	179.1
Incl.	74.25	75.95	1.7	63.4	2.65	0.08	0.25	314.1	Hanging wall Vein

Table 1: Downhole drill intersections from the holes completed at Napoleon.

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at between 22-54% of downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627). Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project.

Figure 1: Plan map showing location of drillholes, mapped veins and surface and underground sampling along the Napoleon vein. Inset shows detail of drill collar locations (Results in this release have red labels). (CNW Group/Vizsla Resources Corp.)

Drilling detail

Hole NP-20-08 was drilled beneath the very high grade results from hole NP-20-07 (see news release dated July 8th, 2020), intersecting a wide zone with multiple fissure veins and intense silicification. Stockworks are common between veins. A broad zone of mineralization is defined over 27.0 metres from 103.5 metres downhole averaging 127.3 g/t silver equivalent with discrete higher grade veins in between. Further into the footwall two additional veins were intersected, with a deeper intersection of 4.5 metres grading 737.3 g/t silver equivalent from 173.5 metres downhole, including 2.0 metres grading 1,228 g/t silver equivalent.

This intercept is the deepest drilled so far at Napoleon. It is over 175m from surface and 100m beneath the high grade intercept in hole NP-20-07. This provides significant room to continue expanding the mineralization at depth.

Hole NP-20-09 tested the main vein ~25m south of NP-20-07. It intersected a broad interval of well mineralized vein with a very high grade sub-interval. It confirmed that the 60m zone between holes NP-20-03 and NP-20-07 is in the heart of the mineralized body. Additional drilling is planned to develop further mineralization beneath this intersection.

NP-20-10 was drilled to the north of hole NP-20-07. It intersected a single vein with good mineralization and remains open to the north and to depth.

Overall, the vein has been intersected over a strike length of 145m and down to 175m below surface. It remains open to the north, south and at depth. The Company will continue both step out drilling to expand the footprint and infill drilling to understand the controls and volumes of the very high grade mineralization.

Figure 2: Cross section through holes NP-20-06, NP-20-07 and NP-20-08. (CNW Group/Vizsla Resources Corp.)

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth	Comment
Napoleon	NP-20-08	403355	2587420	489	-82	258	201.4
	NP-20-09	403355	2587420	489	-65	215	168.7
	NP-20-10	403355	2587420	489	-65	300	150

Table 2: Drill hole details. Coordinates in WGS84, Zone 13.

About the Panuco project

Vizsla has an option to acquire 100% of the newly-consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

Panuco's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 06:30e 05-AUG-20